Prospectus Supplement No. 4	Filed pursuant to Rule 424(b)(3)
(To Prospectus Dated October 28, 2015)	Registration No. 333-205233

Community Shores Bank Corporation
2,568,627 SHARES OF COMMON STOCK

This prospectus supplement No. 4 supplements information contained in that certain prospectus dated October 28, 2015, (as subsequently amended or supplemented, the “Prospectus”) relating to the offer to shareholders of record on October 12, 2015 subscription rights to purchase up to 2,568,627 shares of common stock of Community Shores Bank Corporation.

This prospectus supplement includes our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on January 4, 2016.

The information contained in the Current Report on Form 8-K included in this prospectus supplement is dated as of the date of such document. This prospectus supplement should be read in conjunction with the Prospectus that was previously delivered, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 8, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 29, 2015

Community Shores Bank Corporation

(Exact name of registrant as specified in its charter)

Michigan	000-51166	38-3423227
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1030 W. Norton Avenue, Muskegon, Michigan		49441
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code		231-780-1800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02	Termination of a Material Definitive Agreement.

On December 29, 2015, as a result of its improved regulatory risk profile, Community Shores Bank Corporation’s wholly owned subsidiary, Community Shores Bank (“the Bank”), received formal notice that as of December 16, 2015, its Consent Order with the Federal Deposit Insurance Corporation (“FDIC”) and the State of Michigan’s Department of Insurance and Financial Services (“DIFS”), its primary regulators, has been terminated.

A copy of the FDIC’s notification lifting the Consent Order is attached as Exhibit 10.1 and is incorporated here by reference.

On January 04, 2016, Community Shores Bank Corporation issued a press release announcing termination of the Consent Order. The press release is attached as Exhibit 99.1 and is incorporated here by reference.

Item 8.01	Other Events.

On January 04, 2016, Community Shores Bank Corporation issued a press release announcing the results of its rights offering, which expired on December 15, 2015, and a concurrent private placement. The press release is attached as Exhibit 99.1 and is incorporated here by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

10.1	Notification Terminating Consent Order effective December 16, 2015.

99.1	Press release dated January 04, 2016 announcing the termination of its Consent with regulators and the results of its rights offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Community Shores Bank Corporation

By:	/s/ Tracey A. Welsh
Tracey A. Welsh Senior Vice President, Chief Financial Officer and Treasurer

Date: January 04, 2016

Exhibit Index

Exhibit Number	Description

10.1	Notification Terminating Consent Order effective December 16, 2015.

99.1	Press release dated January 04, 2016 announcing the termination of its Consent with regulators and the results of its rights offering.

Exhibit 10.1

Exhibit 99.1

FOR FURTHER INFORMATION:

AT COMMUNITY SHORES BANK CORPORATION:

Heather D. Brolick	Tracey A. Welsh
President and CEO	Senior Vice President and CFO
1-231-780-1845	1-231-780-1847
hbrolick@communityshores.com	twelsh@communityshores.com

COMMUNITY SHORES BANK CONSENT ORDER TERMINATED BY STATE AND FEDERAL REGULATORS AND RESULTS OF COMMUNITY SHORES BANK CORPORATION’S SUCCESSFUL RIGHTS OFFERING AND PRIVATE PLACEMENT

MUSKEGON, Mich. – January 04, 2016 – Community Shores Bank Corporation (OTCBB: CSHB), Muskegon’s only locally-headquartered independent community banking organization, reported that its wholly owned subsidiary, Community Shores Bank (the “Bank”), received formal notice on December 29, 2015, from the Federal Deposit Insurance Corporation (“FDIC”) and the Michigan Department of Insurance and Financial Services (DIFS) that the regulatory Consent Order entered into on September 2, 2010 has been terminated effective December 16, 2015.

Gary F. Bogner, Chairman of the Board of Community Shores Bank Corporation and the Bank, stated, “We are very pleased to have the overall health of Community Shores Bank acknowledged by this action. The dedication, professionalism and tireless efforts of the Board of Directors and the Bank’s entire staff are to be commended. This is a true milestone that could not have been achieved without the continuous support and encouragement of our loyal customers and shareholders and we are thankful for their business and patronage.”

Heather D. Brolick, President and Chief Executive Officer of the Company and the Bank. , stated, “Our ability to successfully meet and overcome significant challenges is a testament to the talent, skill and perseverance of the Bank’s staff. I am deeply appreciative of their allegiance to our customers and belief in the value and importance of having a community bank headquartered in Muskegon. Through their efforts and those of the Board of Directors, Community Shores will continue its mission to create shareholder value by providing Muskegon and Northern Ottawa Counties with superior service; consultative borrowing and investment advice; and the furtherance of economic growth and vibrancy for our home town.”

Rights Offering and Concurrent Private Placement Update.

Today, Community Shores Bank Corporation also announced the results of its successful rights offering and a concurrent private placement. Through the rights offering, which expired on December 15, 2015, the Company received subscriptions for 1,523,821 shares of Common Stock at $2.55 per share for gross proceeds of approximately $3.89 million. Additionally, the Company has received subscriptions for 570,993 shares of Common Stock through a concurrent private placement, also at $2.55 per share. Total gross proceeds that have been committed as a result of the Rights Offering and the Private Placement are approximately $5.34 million.

“We are extremely pleased by the results of the rights offering and our capital raising efforts. Through the support of shareholder subscriptions, backstop participants, private placements and the conversion of senior debt to shares, the Company will return to full health upon closing of the offerings and will be able to act as a future source of strength to Community Shores Bank,” commented Ms. Heather Brolick.

The Company estimates the net proceeds from the offerings, after expenses, will be approximately $5.075 million. The Company intends to use the net proceeds of the rights offering to repay the overdue and deferred interest on its trust preferred securities, to make a capital contribution to the Bank of approximately $3.7 million, with the remaining to be used for general working capital purposes.

Regulatory Approvals Required Before Closing

The Company has obtained approval from the Federal Reserve Board to apply proceeds from the offering toward the payment of accrued interest due on its trust preferred securities. However, certain of the Company’s shareholders, as the result of additional shares purchased through the offerings, will exceed regulatory thresholds under the Bank Change in Control Act for ownership of its common stock. Before closing of the offering, regulatory approvals for their increased ownership must be obtained. The Company is working actively with the Federal Reserve Board on these approvals and expects to be in position to close the offering on or before March 8, 2016. Shareholders who have subscribed for common shares in the rights offering will receive all shares for which they have subscribed as soon as practicable following receipt of regulatory approvals and closing of the rights offering.

Bank Regulatory Ratios

Once the regulatory approvals are obtained, approximately $3.7 million of new capital will be contributed to the Bank. The Bank’s capital ratios will increase measurably. It is anticipated that the Total Risk Based Capital Ratio will be well above 12% and the Tier One Ratio will be above eight percent making the Bank well-capitalized according to regulatory capital guidelines.

“The strengthened capital position of the Bank will not only expand growth opportunities but also qualify the Bank for meaningful reductions in overhead expenses such as FDIC and other insurance premiums,” noted Ms. Tracey A. Welsh, Senior Vice President and Chief Financial Officer of the Company and the Bank.

About the Company

Community Shores Bank Corporation is the only independent community banking organization headquartered in Muskegon. The Company serves businesses and consumers in the western Michigan counties of Muskegon and Ottawa from four branch offices. Community Shores Bank opened for business in January 1999, and has $182 million in assets. The Company’s stock is listed on the OTCBB under the symbol ‘CSHB.’ For further information, please visit the Company’s web site at: www.communityshores.com.

Forward Looking Statements

This news release contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the results expressed in forward-looking statements. Factors that might cause such a difference include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulation; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; changes in the national and local economy; changes in the local real estate market; and other factors, including risk factors, referred to from time to time in filings made by Community Shores with the Securities and Exchange Commission. Community Shores undertakes no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise.